Mail Stop 4561

December 17, 2008

Rene Gomez
Chief Executive Officer
310 Holdings, Inc.
9903 Santa Monica Blvd., Suite 406
Beverly Hills, CA 90212

      Re: 310 Holdings, Inc.
             Form 8-K Filed November 19, 2008
             File No. 000-52444

Dear Mr. Gomez:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                         Sincerely,

                         Mark Kronforst
                         Accounting Branch Chief